UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2012

Commission File Number: 000-51440

China Medical Technologies, Inc
(Translation of registrant's name into English)

c/o Borrelli Walsh Limited,
Level 1, Admiralty Centre,
18 Harcourt Road,
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:___     Form 40-F:___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other commission filing on EDGAR.

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The Joint Official Liquidators of the Registrant ("JOLs") refer to their announcement dated 3 August 2012 ("Announcement") in relation to, inter alia, the appointment of the JOLs pursuant to an Order made by the Grand Court of the Cayman Islands on 27 July 2012.

The JOLs announce that on 31 July and 1 August 2012, the Registrant removed all existing directors of the following Registrant's subsidiaries in British Virgin Islands, Hong Kong and Singapore and appointed the JOLs and their representatives as the only directors of these subsidiaries in order to, inter alia, take control of and if necessary, investigate the affairs of the Registrant:

1. CMED Technologies Ltd;
2. CMED Diagnostics Ltd;
3. CMED ECLIA Diagnostic Technology Ltd;
4. CMED International Ltd;
5. Clear Castle Investments Limited;
6. CMED (HK) Limited;
7. CMED Diagnostics (Hong Kong) Limited;
8. CMED ECLIA Diagnostic (Hong Kong) Limited;
9. CMED South East Asia Ltd;
10. East Crest Enterprises Limited; and
11. CMT Diagnostics (Singapore) Pte Ltd.

Accordingly, the former directors of the above subsidiaries no longer have any power or authority in respect of these subsidiaries and the JOLs and their representatives are now the only authorised representatives of them.

The JOLs also announce that the United States Securities and Exchange
Commission ("Commission") has advised the JOLs that the Commission intends to institute public administrative proceedings against the Registrant pursuant to
Section 12(j) of the Securities Exchange Act of 1934 to determine whether the Commission should revoke or suspend registration of the Registrant's securities.

The Commission has advised that the Registrant can make submissions in respect of these proceedings and has until 27 August 2012 to do so.

The JOLs are not in a position to advise whether they will make any such submission at this time.

Appropriate announcements will be made as and when there are further developments.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.



China Medical Technologies, Inc (Registrant)

Date: 15 August 2012

By

Cosimo Borrelli
Joint Official Liquidator
China Medical Technologies, Inc (In Liquidation)



OMB Number: 3235-0116

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SEC 1815 (04-09)